EXHIBIT 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” and to the incorporation by reference in the Registration Statement (Form S-3) and related Prospectus of Health Care REIT, Inc. pertaining to its Fourth Amended and Restated Dividend Reinvestment and Stock Purchase Plan of our report dated March 22, 2013 with respect to the combined financial statements of Sunrise Operations Bagshot II Limited, Sunrise Operations Sevenoaks Limited, Sunrise Operations Winchester Limited, Sunrise of Bagshot II Limited, Sunrise of Sevenoaks Limited and Sunrise of Winchester Limited for the year ended December 31, 2011, included in the Health Care REIT, Inc. Current Report on Form 8-K/A dated March 25, 2013, filed with the Securities and Exchange Commission.

/s/Ernst & Young LLP

London, England

May 2, 2013